                              ---------------------
                                 | OMB APPROVAL|
                             |---------------------|
                             |OMB NUMBER: 3235-0145|
                            UNITED STATES |EXPIRES: |
             SECURITIES AND EXCHANGE COMMISSION | OCTOBER 31, 2002 |
                   Washington, D.C. 20549 |ESTIMATED AVERAGE |
                                 |BURDEN HOURS |
                             |PER RESPONSE ...14.90|
                             |---------------------|

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*

                         DONNA KARAN INTERNATIONAL INC.
                                (Name of Issuer)

                    Common Stock, Par Value, $0.01 Per Share
                         (Title of Class and Securities)

                                    257826107
                                 (CUSIP Number)

                             Louise Firestone, Esq.
                      LVMH Moet Hennessy Louis Vuitton Inc.
                        19 East 57th Street - Fifth Floor
                               New York, NY 10022
                                 (212) 931-2707
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                   Copies to:
                Barack Ferrazzano Kirschbaum Perlman & Nagelberg
                       333 West Wacker Drive - Suite 2700
                             Chicago, Illinois 60606
                        Attention: Peter J. Barack, Esq.
                                 (312) 984-3101

                                       and

                              Davis Polk & Wardwell
                              450 Lexington Avenue
                               New York, NY 10017
                         Attention: Paul Kingsley, Esq.
                                 (212) 450-4277

                                 March 31, 2001
                          (Date of Event which Requires
                            Filing of this Statement)

              If the filing person has previously filed a statement
              on Schedule 13G to report the acquisition that is the
                subject of this Schedule 13D, and is filing this
                   schedule because of Sections 240.13d-1(e),
                                 240.13d-1(f) or
                   240.13d-1(g), check the following box. [ ]

    Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section
           240.13d-7 for other parties to whom copies are to be sent.

             * The remainder of this cover page shall be filled out
              for a reporting person's initial filing on this form
              with respect to the subject class of securities, and
            for any subsequent amendment containing information which
             would alter disclosures provided in a prior cover page.

             The information required on the remainder of this cover
                 page shall not be deemed to be "filed" for the
                     purpose of Section 18 of the Securities
              Exchange Act of 1934 ("Act") or otherwise subject to
              the liabilities of that section of the Act but shall
                      be subject to all other provisions of
                        the Act (however, see the Notes).

CUSIP NO. 257826107               13D
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    LVMH Moet Hennessy Louis Vuitton S.A.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    Not Applicable
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    France
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    215,000
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    10,403,769*
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    215,000
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    10,403,769*
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     10,618,769
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     48%**
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     CO
--------------------------------------------------------------------------------

* REPRESENTS 10,403,769 SHARES OF COMMON STOCK, PAR VALUE $0.01 PER SHARE, OF DONNA KARAN INTERNATIONAL INC. THAT ARE SUBJECT TO VOTING AGREEMENTS ATTACHED AS EXHIBITS B AND C TO THIS SCHEDULE 13D. THE REPORTING PERSON MAY BE DEEMED TO BENEFICIALLY OWN SUCH SHARES. THE FILING OF THIS SCHEDULE 13D SHALL NOT BE DEEMED AS AN ADMISSION THAT THE REPORTING PERSON IS THE BENEFICIAL OWNER OF SUCH SHARES.

** BASED UPON 22,253,254 SHARES OUTSTANDING AT MARCH 28, 2001, AS REPRESENTED BY DONNA KARAN INTERNATIONAL INC. IN THE AGREEMENT AND PLAN OF MERGER DATED AS OF MARCH 31, 2001 ATTACHED AS EXHIBIT A TO THIS SCHEDULE 13D.

SCHEDULE 13D -

ITEM 1.  SECURITY AND ISSUER.

The class of equity securities to which this Schedule 13D (the "Schedule 13D") relates is the common stock, par value $0.01 per share (the "Common Stock"), of Donna Karan International Inc., a Delaware corporation (the "Company"), which has its principal executive offices at 550 Seventh Avenue, New York, New York 10018.

ITEM 2.  IDENTITY AND BACKGROUND.

The person filing this statement is LVMH Moet Hennessy Louis Vuitton S.A., a French societe anonyme ("LVMH"), whose principal business office is located at 30, avenue Hoche, 75008 Paris, France. The business of LVMH is the ownership of interests in companies in the luxury products and retail business, the auction business and wines and spirits sectors. The names, addresses, occupations and citizenship of the executive officers and directors of LVMH are set forth on Annex A hereto.

LVMH holds 215,000 shares of common stock through Sofidiv S.A., a French societe anonyme corporation ("Sofidiv SA"), whose principal business office is located at 30, avenue Hoche, 75008 Paris, France. The business of Sofidiv SA is the ownership of interests in, or the ownership of interests in funds that invest in, companies principally active in the luxury goods and retail business. LVMH owns 99.99% of Sofidiv SA. LVMH Moet Hennessy Louis Vuitton Inc., a Delaware corporation ("LVMH INC."), is a majority owned subsidiary of Sofidiv SA. The business of LVMH Inc. is the ownership of interests in companies principally active in the luxury goods business and the distribution of luxury products, outside of France. The names, addresses, occupations and citizenship of the executive officers and directors of each of Sofidiv SA and LVMH Inc. are set forth on Annex A hereto.

Montaigne Participations et Gestion ("MPG"), a French societe anonyme whose principal business office is located at 30, avenue Hoche, 75008 Paris, France, indirectly controls LVMH. The principal business of MPG is the ownership of interests in companies active in the luxury products and wine and spirits sectors. MPG is itself indirectly controlled by M. Bernard Arnault (together with certain members of his family). Bernard Arnault is Chairman of the Board of Directors and Chief Executive Officer of each of LVMH and MPG. The names, addresses, occupations and citizenship of the executive officers and directors of MPG are set forth on Annex A hereto.

As a result of the Voting Agreements (as defined in Item 3), the Reporting Person may be deemed to be a "group" with the Stockholders (as defined in Item
3) within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Act").

During the last five years, neither LVMH, nor, to the best of its knowledge, any of Sofidiv SA, LVMH Inc. or MPG, or any of LVMH's, Sofidiv SA's, LVMH Inc.'s or MPG's respective executive officers and directors listed on Annex A hereto (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or a finding of any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

With respect to 215,000 shares of Common Stock held by Sofidiv SA, such shares were purchased by an affiliate of Sofidiv SA in 1996 with general working capital at the price of $24.00 per share, or $5,160,000 in the aggregate.

LVMH Inc., DKI Acquisition, Inc., a Delaware corporation and a wholly owned subsidiary of LVMH Inc. ("Acquisition Sub"), and the Company entered into an Agreement and Plan of Merger dated as of March 31, 2001 (the "Merger Agreement"), pursuant to which, subject to the terms and conditions contained therein, the parties agreed to consummate the merger (the "Merger") of Acquisition Sub with and into the Company. As a result of the Merger, holders of Common Stock of the Company will be entitled to receive $10.75 per share in cash merger consideration and holders of common stock of Acquisition Sub will be entitled to receive all of the outstanding shares of capital stock of the surviving corporation as described in more detail in Item 4.

As an inducement to LVMH Inc. and Acquisition Sub to enter into the Merger Agreement with the Company, Donna Karan ("DK"), Stephan Weiss ("SW"), Trust FBO Lisa Weiss Keyes, Corey Weiss and Gabrielle Karan U/A/D 2/2/96 (the "Children's Trust"), The 2000 Stephan Weiss Revocable Trust (the "Weiss Trust") and The Stephan Weiss and Donna Karan Alaska Community Property Trust (the "Alaska Trust", and together with the Children's Trust and the Weiss Trust, the "Trusts") (DK, SW and the Trusts, collectively, the "DK/SW Stockholders") entered into a Voting Agreement with the Company, LVMH Inc. and Acquisition Sub with respect to 5,243,028 shares (the "DK/SW Voting Agreement"). As a further inducement, Tomio Taki ("Taki"), Frank Mori ("Mori") and Takihyo Inc. ("Takihyo" and together with Taki and Mori, the "Takihyo Stockholders") (the DK/SW Stockholders and the Takihyo Stockholders shall sometimes be collectively referred to as the "Stockholders") entered into a Voting Agreement with LVMH Inc. and Acquisition Sub with respect to 5,160,741 shares (the "Takihyo Voting Agreement" and together with the DK/SW Voting Agreement, the "Voting Agreements").

Neither LVMH Inc. nor Acquisition Sub purchased any shares of Common Stock pursuant to the Voting Agreements and thus no funds were used for such purpose.

ITEM 4.  PURPOSE OF TRANSACTION.

A.       THE MERGER AGREEMENT AND THE VOTING AGREEMENTS.

The Stockholders entered into the Voting Agreements in order to induce LVMH Inc. and Acquisition Sub to enter into the Merger Agreement. Pursuant to the Voting Agreements, each of the Stockholders has agreed, among other things and subject to certain exceptions, (i) to vote the Stockholder's shares (the "Subject Shares") in favor of the approval and adoption of the Merger Agreement (or any amended version thereof) and the approval of the Merger, and in favor of each of the other actions specifically contemplated by the Merger Agreement; (ii) not to vote any of the Subject Shares in favor of any (w) Acquisition Proposal (as defined below), (x) reorganization, recapitalization, liquidation or winding up of the Company or any other extraordinary transaction involving the Company, other than the Merger, (y) corporate action the consummation of which would frustrate the purposes, or prevent or delay the consummation, of the transactions contemplated by the Merger Agreement or (z) other matter relating to, or in connection with, any of the foregoing matters; (iii) not to sell, assign, transfer, encumber or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the direct or indirect sale, assignment, transfer, encumbrance or other disposition of, any of the Subject Shares or any interest therein to a third party transferee, except to certain related parties and, in the case of the DK/SW Stockholders, to the Karan-Weiss Foundation, provided that each such related party or the Karan-Weiss Foundation, as the case may be, executes an agreement substantially similar to the Voting Agreements, and in the case of DK/SW Stockholders, except to Acquisition Sub pursuant to the terms of the Exchange and Option Agreement (as defined below); (iv) not to grant any proxies or enter into any voting trust or other agreement or arrangement with respect to the voting of any of the Subject Shares, other than the Voting Agreements; and (v) not to (x) take any action to initiate, solicit, encourage, negotiate or take any action to facilitate, any inquiries or the making of any proposal or offer with respect to, or a transaction to effect, any Acquisition Proposal, (y) engage in discussions with, or disclose any nonpublic information relating to the Company or any of its subsidiaries, afford access to the properties, books or records of the Company or any of its subsidiaries to, or cooperate in any way with, any person that may be considering making, or has made, an Acquisition Proposal or has agreed to endorse an Acquisition Proposal or (z) approve or recommend, or propose publicly to approve or recommend, or execute or enter into, or propose publicly to approve or enter into, any letter of intent or other agreement related to any Acquisition Proposal. Acquisition Proposal is defined in the Voting Agreements to mean any agreement, offer or proposal for, any indication of interest in, or any submission of inquiries from any person (other than the Merger) for: (i) any merger, consolidation, share exchange, recapitalization, reorganization, business combination, or other similar transaction involving the Company or any of its subsidiaries; (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition relating to 25 percent or more of the assets of the Company and its subsidiaries, taken as a whole, in a single transaction or series of related transactions; (iii) any sale, transfer, encumbrance, or issuance of 25 percent or more of any class of the outstanding shares of capital stock of the Company or any of its subsidiaries in a single transaction or series of related transactions; (iv) any tender offer (including a self-tender) or exchange offer that, if consummated, would result in any person beneficially owning 25 percent or more of any class of equity securities of the Company or any of its subsidiaries; or (v) any other transaction the consummation of which could reasonably be expected to prevent or materially delay the Merger.

Pursuant to the Merger Agreement and subject to the terms and conditions therein, the Company agreed to (i) call a special meeting of its stockholders to vote upon the adoption of the Merger Agreement and approval of the Merger, and
(ii) to prepare and circulate a proxy statement in connection therewith. The parties to the Merger Agreement agreed to take all necessary action to effect the Merger. Upon the Merger, the separate corporate existence of Acquisition Sub will cease and the Company will be the surviving corporation of the Merger (the "Surviving Corporation").

Upon the filing of the certificate of merger with the Secretary of State of the State of Delaware or upon such later date as set forth in Section 251 of the Delaware General Corporation Law ("DGCL") (such date and time being the "Effective Time"), (i) each share of Common Stock of the Company (the "Shares") issued and outstanding immediately prior to the Effective Time (except for Shares covered under (ii) below) will be converted into the right to received $10.75 in cash (the "Merger Consideration") without any interest thereon, less any required withholding taxes; (ii) each Share in the Company's treasury and Shares owned, directly or indirectly, by the Company, LVMH Inc. or Acquisition Sub or any wholly owned subsidiary of the Company or LVMH Inc. will be cancelled and extinguished without any conversion thereof or payment made with respect thereto; and (iii) each share of common stock, $0.01 par value per share, of Acquisition Sub issued and outstanding immediately prior to the Effective Time will be converted into one fully paid and non-assessable share of common stock of the Surviving Corporation and each share of the Series A preferred stock of Acquisition Sub will be converted into one fully paid and non-assessable share of Series A preferred stock of the Surviving Corporation. Immediately prior to the consummation of the Merger, the DK/SW Stockholders will exchange certain of their Subject Shares for, and shall become holders of, shares of common stock of Acquisition Sub, as described in more detail below.

At the Effective Time, each option to purchase shares of Common Stock will be cancelled, and the former holder will have the right to receive from the Company in cash, with respect to each option, an amount (net of any applicable withholding tax) equal to the difference between the Merger Consideration and the per share exercise price of such option to the extent such difference is a positive number, multiplied by the number of shares of Common Stock subject to such option.

Shares of Common Stock outstanding immediately prior to the Effective Time and that are held by stockholders who shall have not voted in favor of the Merger and who properly shall have demanded appraisal for such shares in accordance with Section 262 of the DGCL (collectively, the "Dissenting Shares") shall not be converted into or represent the right to receive the Merger Consideration. Such stockholders instead shall be entitled to receive payment of the appraised value of such shares of Common Stock held by them in accordance with the provisions of Section 262 of the DGCL, except that all Dissenting Shares held by stockholders who shall have failed to perfect or who effectively shall have withdrawn or otherwise lost their rights to appraisal of such shares of Common Stock under Section 262 of the DGCL shall thereupon be deemed to have been converted into and to have become exchangeable for the right to receive, as of the Effective Time, the Merger Consideration, without any interest thereon, less any required withholding taxes.

At the Effective Time, the directors of Acquisition Sub and the officers of the Company holding office immediately prior to the Effective Time will be the initial directors and officers, respectively, of the Surviving Corporation. At the Effective Time, the certificate of incorporation of the Surviving Corporation will be amended and restated as set forth on Exhibit A to the Merger Agreement, and the bylaws of the Surviving Corporation will be amended and restated as set forth on Exhibit B to the Merger Agreement.

The Shares are currently quoted and traded through the New York Stock Exchange, which constitutes the principal trading market for the Shares. Upon consummation of the Merger, the Shares will no longer meet the standards for continued listing on the NYSE.

The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of the Company to the Securities and Exchange Commission if such Shares are not listed on a national securities exchange and there are fewer than 300 holders of record of the Shares. LVMH Inc. intends to cause the Surviving Corporation to make an application for termination of registration of the Shares as soon as possible after consummation of the Merger.

Immediately after the consummation of the Merger, LVMH Inc. intends to merge its wholly-owned subsidiary Karma Acquisition, Inc., a Delaware corporation ("Karma"), with and into the Surviving Corporation, with the Surviving Corporation being the surviving corporation of such merger (also, the "Surviving Corporation"). Upon completion of the Merger and the subsequent merger with Karma, LVMH Inc. intends to conduct a detailed review of the Surviving Corporation and its assets, corporate structure, capitalization, operations, policies, management and personnel. After such review, the shareholders of the Surviving Corporation will determine what actions, if any, would be desirable in light of the circumstances that then exist.

B.       THE GABRIELLE PURCHASE AGREEMENT.

LVMH Inc. entered into an agreement (the "Gabrielle Purchase Agreement") dated December 15, 2000 with Karan, Weiss and the Children's Trust (the "DK/SW Group"). Pursuant to the Gabrielle Purchase Agreement, the members of the DK/SW Group sold to Karma all of the outstanding shares of common stock of Gabrielle Studio, Inc., a New York corporation ("Gabrielle") (a private company which licenses the Donna Karan trademarks and sublicenses the Donna Karan name to Donna Karan Studio ("DKS"), a wholly owned subsidiary of the Company, pursuant to that certain Agreement dated as of July 3, 1996 between Gabrielle and DKS (the "License Agreement")) for an aggregate purchase price of $450 million ("Purchase Price"), subject to reduction (i) to $400 million (net of certain taxes) in the event the Company's Board of Directors approves and enters into a definitive agreement with respect to a merger transaction between the Company and LVMH Inc. (or any of its affiliates) (a "Board Approved Merger") on or before the six month anniversary (the "Determination Date") of the date of the Gabrielle Purchase Agreement and subsequently such Board Approved Merger is consummated, or (ii) to $425 million (net of certain taxes) in the event the Company and LVMH Inc. or any of its affiliates enter into a definitive agreement for a Board Approved Merger during the period after the Determination Date but on or before one year following the date of the Gabrielle Purchase Agreement and subsequently such Board Approved Merger is consummated. The Merger Agreement and, assuming its consummation, the Merger constitute a Board Approved Merger.

C.       THE EXCHANGE AND OPTION AGREEMENT.

As contemplated by the Gabrielle Purchase Agreement, the DK Stockholders, LVMH Inc., Karma and Acquisition Sub entered into an Exchange and Option Agreement dated as of March 31, 2001 (the "Exchange and Option Agreement"), which provides that the DK/SW Stockholders will, immediately prior to the consummation of the Board Approved Merger, exchange (the "Exchange") 3,115,456 Shares, representing 14% of the outstanding shares of Common Stock as of March 28, 2001, for 3,115,456 shares of common stock of Acquisition Sub. Upon the consummation of the Exchange, LVMH, LVMH Inc., Acquisition Sub and the DK/SW Stockholders will enter into agreements with respect to the governance and management of the Surviving Corporation after the Merger and certain rights and obligations with respect to the ownership of capital stock in the Surviving Corporation. In addition, the Exchange and Option Agreement provides that the DK/SW Stockholders shall have the option (i) to purchase from LVMH Inc. 1,895,581 shares of the Surviving Corporation for aggregate consideration of $22,871,597 and (ii) provided that the option described in clause (i) has been exercised, to purchase from the Surviving Corporation shares of newly issued common stock of the Surviving Corporation for an aggregate price of $25,000,000, which such number of shares shall be calculated pursuant to the terms of the Exchange and Option Agreement. Assuming the full exercise of such rights to purchase additional shares as described in the preceding sentence, the DK Stockholders would own, in the aggregate, 14.3% of the outstanding shares of common stock of the Surviving Corporation.

These brief descriptions of the Merger Agreement, the Voting Agreement, the Gabrielle Purchase Agreement and the Exchange and Option Agreement and the rights and obligations of the parties thereunder are not intended to be complete and are qualified in their entirety by reference to such agreements, which are annexed hereto and which are incorporated herein by reference.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

Pursuant to the Voting Agreements, the Stockholders, who own an aggregate of 10,403,769 Shares (which represent approximately 47% of the issued and outstanding Shares as of March 28, 2001 based upon 22,253,254 Shares outstanding at March 28, 2001, as represented by the Company in the Merger Agreement), have agreed to vote such Shares in favor of the Merger and the Merger Agreement.

By virtue of the Voting Agreements, the Reporting Person may be deemed to be the beneficial owners of the Shares owned by the Stockholders. The filing of this
Schedule 13D shall not be construed as an admission that the Reporting Person (or any of its affiliates) is the beneficial owner of such Shares. Except as otherwise described in this Schedule 13D, the Reporting Person (or any of its affiliates) does not own or have any right to acquire, directly or indirectly, any Shares except for the 215,000 shares owned directly by Sofidiv SA.

Except pursuant to the Voting Agreements and the Exchange and Option Agreement, the Reporting Person has not effected any transaction in the Shares during the past 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER.

As discussed in Items 3 and 4 above, (i) LVMH Inc. and Acquisition Sub are parties to the Merger Agreement and the Voting Agreements, (ii) LVMH Inc. is a party to the Gabrielle Purchase Agreement and (iii) LVMH Inc., Acquisition Sub and Karma are parties to the Exchange and Option Agreement.

Except for the agreements described in this Schedule 13D, to the best knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person (or its affiliate) with any other person with respect to any securities of the Company, including, but not limited to, the transfer or voting of any of the securities, finder's fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A. Agreement and Plan of Merger dated as March 31, 2001 by and among LVMH Moet Hennessy Louis Vuitton Inc., DKI Acquisition, Inc. and Donna Karan International Inc. incorporated by reference to Exhibit 2.1 of the Form 8-K filed by Donna Karan International Inc. on April 2, 2001.

Exhibit B. Voting Agreement dated as of March 31, 2001 by and among LVMH Moet Hennessy Louis Vuitton Inc., DKI Acquisition, Inc., Takihyo Inc., Tomio Taki and Frank R. Mori.

Exhibit C. Voting Agreement dated as of March 31, 2001 by and among, Donna Karan International Inc., LVMH Moet Hennessy Louis Vuitton Inc., DKI Acquisition, Inc., Donna Karan, Stephan Weiss, Trust FBO Lisa Weiss Keyes, Corey Weiss and Gabrielle Karan U/A/D 2/2/96, 2000 Stephan Weiss Revocable Trust and The Stephan Weiss and Donna Karan Alaska Community Property Trust incorporated by reference to Exhibit B of the Schedule 13D/A filed by the DK/SW Stockholders on April 3, 2001 (the "April Schedule 13D/A").

Exhibit D. Agreement dated as of December 15, 2000 by and among Donna Karan, Stephan Weiss, Trust U/A/D February 2, 1996, FBO Lisa Weiss Keyes, Corey Weiss, and Gabrielle Karan and LVMH Moet Hennessy Louis Vuitton Inc., together with Annex A, attached thereto (as redacted) incorporated by reference to Exhibit E of the Schedule 13D/A filed by the DK/SW Stockholders on December 19, 2000.

Exhibit E. Exchange and Option Agreement dated as of March 31, 2001 by and among LVMH Moet Hennessy Louis Vuitton Inc., DKI Acquisition, Inc., Karma Acquisition Inc., Donna Karan, Stephan Weiss, Trust FBO Lisa Weiss Keyes, Corey Weiss and Gabrielle Karan U/A/D 2/2/96, 2000 Stephan Weiss Revocable Trust and The Stephan Weiss and Donna Karan Alaska Community Property Trust incorporated by reference to Exhibit C of the April Schedule 13D/A.



SIGNATURES

AFTER REASONABLE INQUIRY AND TO THE BEST KNOWLEDGE AND BELIEF OF THE UNDERSIGNED, THE UNDERSIGNED CERTIFIES THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.


DATED:  APRIL 10, 2001

LVMH MOET HENNESSY LOUIS VUITTON S.A.


BY: /s/ Bernard Kuhn
   ----------------------------------

                                     ANNEX A


DIRECTORS AND EXECUTIVE OFFICERS

The names of the members of the boards of directors and Executive Officers of LVMH, Sofidiv, Inc., LVMH Inc. and MPG and their present principal occupations are set forth below. Unless otherwise indicated, each individual is a citizen of the French Republic and the business address of each person is the address of the respective company with which such person is associated.


1.       LVMH MOET HENNESSY LOUIS VUITTON S.A.
         30, avenue Hoche
         75008 Paris France

NAME AND POSITION HELD                                      PRINCIPAL OCCUPATIONS

Bernard Arnault                                           Chairman and CEO of LVMH,
 - Director; Chairman and CEO                             Chairman and CEO of Christian Dior S.A.
 - Executive Committee member

Antoine Bernheim                                          Partner of Lazard, LLC, Wilmington
- Director; Vice-Chairman

Jean Arnault                                              Director of Financiere Agache
- Director

Nicolas Bazire                                            Managing Director, Groupe Arnault S.A.
- Director
- Executive Committee member, Development
  and Acquisitions

Nicholas Clive Worms                                      Chairman of the Supervisory Board of
- Director                                                Worms & Cie, Paris

Michael Francois-Poncet                                   Vice-Chairman of BNP-Paribas, Paris
- Director

Albert Frere                                              Chairman and CEO of Frere-Bourgeois
- Director                                                Loverval (Belgique)
Belgian Citizen

Pierre Gode                                               Chairman and CEO of Financiere Agache, Paris
- Director                                                Member of the Executive Board of LVMH
- Executive Committee member, Advisor to                  Fashion Group, Paris
  the Chairman and CEO

Cornelius van Der Hoeven                                  Chairman and CEO of Royal Ahold
- Director                                                Netherlands
 Dutch citizen

Gilles Hennessy                                           Member of the Executive Board of JA

- Director                                                Hennessy & Co., Cognac
                                                         (France)

Jean Peyrelevade                                          Chairman and CEO of Credit Lyonnais
- Director

Jean-Marie Messier                                        Chairman and CEO of Vivendi
- Director                                                Universal, Paris

Lord Powell of Bayswater                                  Director of Matheson & Co. Ltd.
- Director                                                London
  British citizen

Edward Brennan                                            CEO of DFS
- Executive Committee member, DFS

Yves Carcelle                                             Chairman of the Executive Board of
- Executive Committee member, Fashion                     LVMH Fashion Group, Paris
  and Leather Goods

Patrick Choel                                             Senior Vice-President of LVMH
- Executive Committee member, Fragrances
  and Cosmetics

Patrick Houel                                             CFO of LVMH
- Executive Committee member, Finance

Concetta Lanciaux                                         Senior Vice President of LVMH, Human Resources
- Executive Committee member, Human Resources

Pierre Letzelter                                          Senior Vice-President of LVMH
- Executive Committee member, Selective
  Distribution Group

Philippe Pascal                                           Chairman and CEO of Moet Hennessy
- Executive Committee member, Wines and Spirits

Daniel Piette                                             Senior Vice President of LVMH
- Executive Committee member, LV Capital

Bernard Rolley                                            Senior Vice President of LVMH
- Executive Committee member, Operations

Christian Viros                                           Senior Vice President of LVMH
- Executive Committee member, Watches and Jewelry

Myron Ullman                                              Managing Director of LVMH
- Executive Committee member, Group Managing
  Director
- U.S. citizen

2.       MONTAIGNE PARTICIPATIONS ET GESTION
         30, avenue Hoche
         75008 Paris France

NAME AND POSITION HELD                                PRINCIPAL OCCUPATIONS

Bernard Arnault                                       Chairman and CEO of LVMH
- Chairman and CEO                                    Chairman and CEO of Christian Dior S.A.

Jean Arnault                                          Director of Financiere Agache
- Director

Nicolas Bazire                                        Managing Director, Groupe Arnault S.A.

Jean-Paul Amiel                                       -

Pierre Gode                                           Chairman and CEO of Financiere Agache,
                                                      Paris
                                                      Member of the Executive Board of LVMH
                                                      Fashion Group, Paris

Lord Powell of Bayswater                              Director of Matheson & Co. Ltd., London

3.       LVMH MOET HENNESSY LOUIS VUITTON INC.
         19 East 57th Street, Fifth Floor
         New York, New York  10022

NAME AND POSITION HELD                                PRINCIPAL OCCUPATIONS

Pierre Gode                                           Member of the Executive Board
- Director                                            of LVMH Fashion Group, Paris
- President                                           Chairman and CEO of Financiere Agache, Paris

Patrick Houel                                         CFO of LVMH
- Director

Bernard Rolley                                        Senior Vice President of LVMH
- Director

Bruce G. Ingram                                       Senior Vice President and CFO of LVMH Inc.
- Executive Officer
- U.S. citizen

Louise Firestone                                      Vice President, Legal Affairs, of LVMH Inc.
- Executive Officer
- U.S. citizen

Michael T. Folkman                                    Vice President, Taxes, of LVMH Inc.
- Executive Officer
- U.S. citizen

Thomas Ryan                                           Vice President, Real Estate Development,
- Executive Officer                                   of LVMH Inc.
- U.S. citizen

Marion Vidalenche                                     Vice President, Finance, of LVMH Inc.
- Executive Officer
- U.S. citizen


4.       SOFIDIV S.A.
         30, avenue Hoche
         75008 Paris France

NAME AND POSITION HELD                                PRINCIPAL OCCUPATIONS

Patrick Houel                                         CFO of LVMH
- Director; Chairman and CEO

Pierre Gode                                           Chairman and CEO of Financiere Agache, Paris
- Director                                            Member of the Executive Board of
                                                      LVMH Fashion Group, Paris

Daniel Piette                                         Senior Vice President of LVMH
- Director

                                                                     [Exhibit B]



                                VOTING AGREEMENT

         AGREEMENT, dated as of March 31, 2001 among LVMH Moet Hennessy Louis Vuitton Inc., a Delaware corporation ("LVMH"), DKI Acquisition, Inc., a Delaware corporation ("ACQUISITION SUB"), Takihyo Inc., a Delaware corporation ("Takihyo"), Tomio Taki ("TAKI") and Frank R. Mori ("MORI", and collectively with Takihyo and Taki, the "STOCKHOLDERS").

         WHEREAS, concurrently with the execution and delivery of this Agreement, LVMH, Acquisition Sub and Donna Karan International Inc., a Delaware corporation (the "COMPANY") are entering into an Agreement and Plan of Merger (as the same may be amended from time to time, the "MERGER AGREEMENT"), providing for, among other things, the merger of Acquisition Sub with and into the Company;

         WHEREAS, the Board of Directors of the Company has approved this Agreement, the Merger Agreement and the Merger;

         WHEREAS, as of the date of this Agreement, each Stockholder is the owner (either beneficially or of record) of the number of shares of (i) Common Stock of the Company, par value $0.01 per share, (ii) Class A Common Stock of the Company, par value $0.01 per share, and (iii) Class B Common Stock of the Company, par value $0.01 per share (collectively, "COMPANY COMMON STOCK"), as is set forth opposite such Stockholder's name on Schedule A to this Agreement (all such shares and any shares of Company Common Stock hereafter acquired or received by such Stockholder by any means whatsoever prior to the termination of this Agreement, "SHARES"); and

         WHEREAS, in order to induce LVMH and Acquisition Sub to enter into the Merger Agreement, the Stockholders have agreed to enter into this Agreement.

         NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein and for other good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, the parties hereto agree as follows:

                                    ARTICLE 1

                        GRANT OF PROXY; VOTING AGREEMENT

         SECTION 1.1. Voting Agreement. Provided that the Merger Agreement has not previously been terminated, each Stockholder hereby agrees to vote all Shares that such Stockholder is entitled to vote at the time of any vote to approve and adopt the Merger Agreement, the Merger and all agreements related to the Merger and any actions related thereto at any meeting of the stockholders of the Company, and at any adjournment thereof, at which such Merger Agreement and other related agreements (or any amended version thereof), or such other actions, are submitted for the consideration and vote of the stockholders of the Company. Each Stockholder hereby agrees that it will vote all Shares against the approval of any (i) Acquisition Proposal, (ii) reorganization, recapitalization, liquidation or winding up of the Company or any other extraordinary transaction involving the Company or (iii) corporate action the consummation of which would frustrate the purposes, or prevent or delay the consummation, of the transactions contemplated by the Merger Agreement. None of the Stockholders shall enter into any agreement or understanding, whether oral or written, with any person or entity prior to the termination of this Agreement to vote its Shares in a manner inconsistent with this Section 1.01. Notwithstanding any provision of this Agreement to the contrary, nothing in this Agreement shall limit or restrict any Stockholder voting in such Stockholder's sole discretion on any matter other than those matters referred to in this Section.

         SECTION 1.2. Irrevocable Proxy. Each Stockholder hereby revokes any and all previous proxies granted with respect to the Shares. By entering into this Agreement, each Stockholder hereby grants a proxy appointing Bruce Ingram, the Senior Vice President, Finance of LVMH and Louise Firestone, the Vice President, Legal Affairs and General Counsel of LVMH, each individually, as the Stockholder's attorney-in-fact and proxy, with full power of substitution, for and in the Stockholder's name, to vote, express, consent or dissent, or otherwise to utilize such voting power in the manner contemplated by Section
1.01 above as LVMH or its proxy or substitute shall, in LVMH's sole discretion, deem proper with respect to the Shares. The proxy granted by each Stockholder pursuant to this Article 1 is irrevocable and is granted in consideration of LVMH entering into this Agreement and the Merger Agreement and incurring certain related fees and expenses. The proxy granted by each Stockholder shall be revoked upon termination of this Agreement in accordance with its terms.

                                    ARTICLE 2

                 REPRESENTATIONS AND WARRANTIES OF STOCKHOLDERS

         Each Stockholder represents and warrants (only with respect to such Stockholder and Shares owned by such Stockholder) to LVMH and Acquisition Sub that:

         SECTION 2.1. Authorization. Takihyo is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.

         SECTION 2.2. Authority of Stockholders. Each of the Stockholders has full legal capacity, and, in the case of Takihyo, full corporate power, to enter into, execute and perform this Agreement. The execution and delivery by the Stockholders of this Agreement and the performance by the Stockholders of their obligations hereunder and the consummation of the transactions contemplated hereby have been duly authorized and approved by all requisite trust, corporate or other applicable entity action. This Agreement has been duly executed and delivered by a duly authorized trustee, officer, manager or other appropriate authority of Takihyo. This Agreement constitutes a valid and legally binding obligation of each of the Stockholders, enforceable against each of the Stockholders in accordance with its terms (except to the extent that enforcement may be affected by laws relating to bankruptcy, reorganization, insolvency and creditors' rights and by the availability of injunctive relief, specific performance and other equitable remedies).

         SECTION 2.3. Consents. No consent, waiver, authorization, order or approval of, or filing or registration with any Governmental Authority or other Person, or under or with respect to any permit, license, contract, agreement or other instrument to which any of the Stockholders is a party or by which any of the Stockholders is, or their respective assets are, bound or affected, is required for or in connection with the execution and delivery by any of the Stockholders of this Agreement and the consummation by any of the Stockholders of the transactions contemplated hereby.

         SECTION 2.4. Non-Contravention. Neither the execution and delivery of this Agreement by any of the Stockholders, nor the consummation by any of the Stockholders of the transactions contemplated hereby, will (i) violate, conflict with or result in a breach of any federal, state, local or foreign statute, law, ordinance, rule, code, order or regulation of any Governmental Authority or any order, ruling, writ, injunction, judgment, award determination or decree of any court, arbitral body or Governmental Authority to which any of the Stockholders is a party or by which any of the Stockholders is bound, (ii) with respect to Takihyo, violate, conflict with or result in a breach of any of the terms, conditions or provisions of its articles of incorporation, by-laws or other constituent documents or (iii) violate, conflict with, result in a breach of, or constitute a default (or event which with the giving of notice or the passage of time, or both, would become a default) under, require a consent under, or give to others any rights of termination, amendment, acceleration, suspension, revocation or cancellation of, or result in the creation of any Claims or Permitted Encumbrances on any of the assets or properties of any of the Stockholders pursuant to or result in any payment or charge under, any permit, license, contract or agreement to which any Stockholder is a party or by which any Stockholder, or any of such Stockholder's assets or properties, is bound or affected, and no such permit, license, contract or agreement shall prohibit or delay the timely performance by the Stockholders of any of their obligations under this Agreement.

         SECTION 2.5. Ownership of Shares. As of the date of this Agreement, each Stockholder owns its Shares beneficially and of record, and except for such Shares, such Stockholder does not beneficially or of record own any (i) shares of capital stock or voting securities of the Company, (ii) securities of the Company convertible into or exchangeable for shares of capital stock or voting securities of the Company or (iii) options or other rights to acquire from the Company any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Company. Other than as set forth in the Shareholders Agreement dated as of June 10, 1996 among the Company, certain of the Stockholders, and certain other parties thereto (which agreement has not been amended or modified as of the date hereof) (the "SHAREHOLDERS AGREEMENT"), each Stockholder has sole voting power, sole power of disposition, sole power to demand appraisal rights and all other stockholder rights with respect to all of its Shares, with no restrictions on such Stockholder's rights of voting or disposition pertaining thereto, other than restrictions on disposition pursuant to applicable securities laws. Other than the Shareholders Agreement, there are no outstanding subscriptions, options, warrants, rights (including preemptive rights), calls, or other agreements or commitments of any character relating to the Shares or to any corporate governance matters. Each Stockholder has good, valid and marketable title to its Shares, free and clear of all Claims and Permitted Encumbrances. Takihyo has full corporate power and authority to own the Shares owned by it.

         SECTION 2.6. Finder's Fees. No investment banker, broker, finder or other intermediary is entitled to a fee or commission from the Company, LVMH or Acquisition Sub in respect of this Agreement based upon any arrangement or agreement made by or on behalf of such Stockholder.

                                    ARTICLE 3

                            COVENANTS OF STOCKHOLDERS

         Each Stockholder hereby covenants and agrees that:

         SECTION 3.1. No Proxies for or Encumbrances on Shares. Except pursuant to the terms of this Agreement, such Stockholder shall not, without the prior written consent of LVMH, directly or indirectly, (i) grant any proxies or enter into any voting trust or other agreement or arrangement with respect to the voting of any Shares or (ii) sell, assign, transfer, encumber or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the direct or indirect sale, assignment, transfer, encumbrance or other disposition of, any Shares or any interest therein during the term of this Agreement. Each Stockholder shall not seek or solicit any such sale, assignment, transfer, encumbrance or other disposition or any such contract, option or other arrangement or understanding and agrees to notify LVMH promptly, and to provide all details requested by LVMH, if such Stockholder shall be approached or solicited, directly or indirectly, by any Person with respect to any of the foregoing; provided that the foregoing shall not obligate Mori to take any such action nor prevent Mori from taking any such actions if he determines in good faith after consultation with independent legal counsel that taking such action or failing to so act would reasonably be expected to constitute a breach of his fiduciary duty as a director of the Company.

         SECTION 3.2. Other Offers. (a) Each Stockholder shall not, and will use his, her or its reasonable best efforts to cause their Representatives not to, directly or indirectly, (i) take any action to initiate, solicit, encourage, negotiate or take any action to facilitate, any inquiries or the making of any proposal or offer with respect to, or a transaction to effect, any Acquisition Proposal, (ii) engage in discussions with, or disclose any nonpublic information relating to the Company or any of its Subsidiaries, afford access to the properties, books or records of the Company or any of its Subsidiaries to, or cooperate in any way with, any Person that may be considering making, or has made, an Acquisition Proposal or has agreed to endorse an Acquisition Proposal or (iii) approve or recommend, or propose publicly to approve or recommend, or execute or enter into, or propose publicly to approve or enter into, any letter of intent or other agreement related to any Acquisition Proposal; provided that the foregoing shall not limit or prohibit Mori from participating in discussions with the Board of Directors of the Company if he determines in good faith after consultation with independent legal counsel that the failure to so act would reasonably be expected to constitute a breach of his fiduciary duty as a director of the Company.

         (b) Each Stockholder will promptly notify LVMH after receipt of an Acquisition Proposal or any indication that any Person is considering making an Acquisition Proposal or any request for nonpublic information relating to the Company or any of its Subsidiaries or for access to the properties, books or records of the Company or any of its Subsidiaries by any Person that may be considering making, or has made, an Acquisition Proposal indicating, in connection with such notice, the name of such Person and the material terms and conditions of any such Acquisition Proposal, indication or request and will keep LVMH fully informed of the status and details of any such Acquisition Proposal, indication or request; provided, however, that in the case of Mori, no such disclosure or delivery of such notice shall be required if it would reasonably be expected to constitute a breach of his fiduciary duty as a director of the Company (as reasonably determined by Mori after taking into account the advice of his independent legal counsel).

         SECTION 3.3. Appraisal Rights. Each Stockholder shall not exercise any rights (including, without limitation, under Section 262 of the General Corporation Law of the State of Delaware) to demand appraisal of any of his, her or its Shares which may arise with respect to the Merger.

         SECTION 3.4. Amendments to the Merger Agreement. In the event that LVMH, Acquisition Sub and the Company enter into an amendment to the Merger Agreement that does not alter or modify the economic terms or form of consideration, each Stockholder covenants and agrees that it shall enter into an amendment to this Agreement in accordance with Section 4.02 that shall reflect, to the extent appropriate, the terms of such amended Merger Agreement.

                                    ARTICLE 4

                                  MISCELLANEOUS

         SECTION 4.1. Further Assurances. Each of the LVMH, Acquisition Sub and the Stockholders will execute and deliver, or cause to be executed and delivered, all further documents and instruments reasonably necessary, proper or advisable under applicable laws and regulations, to carry out the purpose and intent of this Agreement.

         SECTION 4.2. Amendments; Termination. Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or in the case of a waiver, by the party against whom the waiver is to be effective. The failure of any party hereto to exercise any right, power or remedy provided under this Agreement or otherwise available in respect hereof at law or in equity, or to insist upon compliance by any other party hereto with its obligations hereunder, and any custom or practice of the parties at variance with the terms hereof, will not constitute a waiver by such party of its right to exercise any such or other right, power or remedy or to demand such compliance. This Agreement shall terminate on the earlier of (i) the date of consummation of the Merger and (ii) the date of termination of the Merger Agreement in accordance with its terms. Upon any termination of this Agreement, this Agreement shall thereupon become void and of no further force and effect, and there shall be no liability in respect of this Agreement on the part of any party hereto or any of such party's Representatives; provided, however, that nothing herein shall relieve any party from any liability for such party's willful breach of this Agreement.

         SECTION 4.3. Indemnification. LVMH agrees to indemnify and hold each Stockholder and in the case of Takihyo, each of Takihyo's officers, directors, employees, affiliates and representatives, harmless from and against any claims, liabilities or expenses (including reasonable attorneys' fees) arising out of any suit, action or proceeding brought by or on behalf of any stockholder of the Company (including any derivative action brought by any such stockholder on behalf of the Company), alleging damage by reason of the grant by such Stockholder of the irrevocable proxy or by reason of the Merger Agreement and other agreements and transactions contemplated hereby and thereby, provided that LVMH shall not be obligated to indemnify any Stockholder under this Section for any claim, liability or expense arising from (i) the bad faith or gross negligence of any Stockholder or (ii) the breach by any Stockholder of this Agreement. Each Stockholder agrees to notify LVMH and Acquisition Sub promptly after the receipt by such Stockholder of written notice of any suit, action or proceeding, or any threat thereof, and LVMH or Acquisition Sub shall be entitled to assume the defense thereof at its own expense and through counsel selected by it. If any legal action or other legal proceeding relating to this Agreement or the enforcement of any provision of this Agreement is brought against any Stockholder and the party bringing such action or proceeding does not fully prevail, LVMH shall be entitled to recover reasonable attorneys' fees, costs and expenses of such action or proceeding (in addition to any other relief to which LVMH or such Stockholder may be entitled).

         SECTION 4.4. Expenses. LVMH shall pay all reasonable out-of-pocket costs and expenses (including reasonable attorneys' fees) incurred by the Stockholders in connection with this Agreement.

          SECTION 4.5. Successors and Assigns. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided that no party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of the other parties hereto, except that LVMH and Acquisition Sub may transfer or assign their rights and obligations to any of their respective direct wholly-owned subsidiaries, to the extent and for so long as such entities remain direct wholly-owned subsidiaries.

         SECTION 4.6. Governing Law; Jurisdiction and Venue. This Agreement shall be construed in accordance with and governed by the laws of the State of

Delaware regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

         SECTION 4.7. Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received counterparts hereof signed by all of the other parties hereto.

         SECTION 4.8. Severability. If any term, provision or covenant of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions and covenants of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

         SECTION 4.9. Specific Performance. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement is not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof in addition to any other remedy to which they are entitled at law or in equity.

         SECTION 4.10. Remedies Cumulative. All rights, powers and remedies provided under this Agreement or otherwise available in respect hereof at law or in equity shall be cumulative and not alternative, and the exercise of any thereof by any party shall not preclude the simultaneous or later exercise of any other right, power or remedy by such party.

         SECTION 4.11. Directors and Officers. Notwithstanding anything to the contrary in this Agreement, in the case of Mori, nothing in this Agreement is intended or shall be construed to require that Mori, in his capacity as a director of the Company, to act or fail to act in accordance with his fiduciary duties in such capacity (it being understood that this Agreement shall apply to Mori solely in his capacity as a stockholder of the Company). Furthermore, no Stockholder who is or becomes (during the term hereof) a director or officer of the Company makes any agreement or understanding herein in his or her capacity as a director or officer, and nothing herein will limit or affect, or give rise to any liability to any Stockholder in such Stockholder's capacity as a director or officer of the Company. For the avoidance of doubt, nothing in this Section
4.11 shall in any way limit, modify or abrogate any of the obligations of the Stockholders hereunder to vote the Shares in accordance with the terms of this Agreement and to not transfer any Shares except as permitted hereunder.

         SECTION 4.12. Construction. Whenever used in this Agreement, the singular shall include the plural and vice versa (where applicable), the use of the masculine, feminine or neuter gender shall include the other genders (unless the context otherwise requires), the words "hereof," "herein," "hereto," "hereby," "hereunder" and other words of similar import refer to this Agreement as a whole (including all schedules and exhibits), the words "include," "includes" and "including" shall mean "include, without limitation," "includes, without limitation" and "including, without limitation," respectively. Each party has been represented by its own counsel in connection with the negotiation and preparation of this Agreement and, consequently, each party hereby waives the application of any rule of law to the effect that any provision of this Agreement shall be interpreted or construed against the party whose counsel drafted that provision.

         SECTION 4.13. Capitalized Terms. Capitalized terms used but not defined herein shall have the respective meanings set forth in the Merger Agreement.

         SECTION 4.14. Entire Agreement. This Agreement constitutes the entire agreement between the parties relating to the subject matter hereof.

         SECTION 4.15. Notices. All notices, requests, claims, demands and other communications hereunder shall be deemed to have been duly given when delivered in person, by facsimile or courier, or by registered or certified mail (postage prepaid, return receipt requested) to such party at its address set forth below:

         If to any Stockholder:
                                     Takihyo Inc.
                                     45 West 45th Street
                                     New York, NY 10036
                                     Attention: Frank R. Mori
                                     Fax: (212) 302-4507


         If to LVMH or Acquisition Sub:

                                     LVMH Moet Hennessy Louis Vuitton Inc.
                                     19 East 57th Street, Fifth Floor
                                     New York, New York 10022, USA
                                     Attention: General Counsel
                                     Fax: (212) 340-7620

         IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

                                            LVMH MOET HENNESSY LOUIS
                                            VUITTON INC.



                                            By:  /s/ Bruce G. Ingram
                                                --------------------------------
                                                Name: Bruce G. Ingram
                                                Title:   Senior Vice President


                                            DKI ACQUISITION, INC.



                                            By: /s/ Bruce G. Ingram
                                                --------------------------------
                                                Name: Bruce G. Ingram
                                                Title: President

                                            /s/ Tomio Taki
                                            ------------------------------------
                                            Tomio Taki



                                            /s/ Frank R. Mori
                                            ------------------------------------
                                            Frank R. Mori



                                            TAKIHYO INC.



                                            By: /s/ Frank R. Mori
                                                --------------------------------
                                                Name: Frank R. Mori
                                                Title: President

                                                                      SCHEDULE A




-------------------------------------------------------------------------

                                        CLASS AND NUMBER OF SHARES
  ---------------------------      -------------------------------------
         STOCKHOLDER                    OF COMPANY COMMON STOCK HELD
-------------------------------------------------------------------------

Tomio Taki                           1,101,293 shares of Common Stock
                                     1 share of Class B Common Stock

-------------------------------------------------------------------------

Frank R. Mori                        875,567 shares of Common Stock
                                     1 share of Class B Common Stock

-------------------------------------------------------------------------

Takihyo Inc.                         3,183,881 shares of Common Stock
-------------------------------------------------------------------------